Filed pursuant to Rule 424(b)(3)
                                            Registration No. 333-6131


PROSPECTUS SUPPLEMENT
To Prospectus dated July 10, 1996

                        6,591,528 SHARES OF COMMON STOCK

                           COVER-ALL TECHNOLOGIES INC.

                        ---------------------------------

     This Prospectus Supplement relates to the resale by the holders named herein (the "Selling Securityholders") of up to 206,512 shares of common stock, par value $0.01 per share (the "Common Stock"), of Cover-All Technologies Inc., a Delaware corporation (the "Company" or "Cover-All"), issuable upon the exercise of the "Additional Warrants." This Prospectus Supplement supplements and amends information contained under the caption "Selling Securityholders" in the Prospectus dated July 10, 1996 (the "Prospectus").

     Software Investments Limited ("SIL") is listed in the Prospectus as a selling securityholder of 196,875 Additional Warrants. As a result of the issuance by the Company in March 1997 of $3,000,000 of 12 1/2% convertible debentures due 2002 and pursuant to the anti-dilution provisions of the Additional Warrants, the number of Additional Warrants owned by SIL increased to 206,152. In July 1997, SIL assigned its interest in an aggregate of 100,000 Additional Warrants to three entities: 25,000 Additional Warrants each to Lawrence E. Liebross and Richard D. Royston, and 50,000 Additional Warrants to Robinson-Humphrey Company, Inc.

     This Prospectus Supplement amends and supplements the Selling Securityholders table on page 18 to (i) list the three assignees of certain Additional Warrants from SIL and (ii) amend the number of shares of Common Stock registered for resale owned by SIL, after giving effect to the anti-dilution provisions of the Additional Warrants and SIL's assignment of certain Additional Warrants to the three assignees.

     This Prospectus Supplement does not contain complete information about the resale of the Common Stock by the Selling Securityholders. Additional information is contained in the Prospectus. Investors are urged to read both this Prospectus Supplement and the Prospectus in full. Sales of the Common Stock may not be consummated unless the investor has received both this Prospectus Supplement and the Prospectus.

     INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS," INCLUDING THE RISKS RELATING TO HISTORICAL AND ANTICIPATED OPERATING LOSSES AND NEGATIVE CASH FLOW, WHICH BEGINS ON PAGE 12 OF THE PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus Supplement is March 3, 1998

                             SELLING SECURITYHOLDERS

     SELLING SECURITYHOLDERS. The following table, which sets forth certain information with respect to each Selling Securityholder (and indicates any position, office or other material relationship with the Company that the Selling Securityholder had within the past three years), amends and supplements the list contained in the Prospectus to (i) identify certain persons who were not originally included as Selling Securityholders in the Prospectus and (ii) update and amend the information contained in the Prospectus with respect to SIL.



                                        COMMON STOCK                   COMMON STOCK
                                           OWNED           SHARES          OWNED
NAME OF SELLING SECURITYHOLDER       PRIOR TO OFFERING     OFFERED     AFTER OFFERING
------------------------------       -----------------     -------     --------------

Lawrence E. Liebross                        25,000         25,000(1)          0

Richard D. Royston                          25,000         25,000(1)          0

The Robinson-Humphrey Company, Inc.         50,000         50,000(1)          0

Software Investments Limited(2)          4,009,858(3)   4,009,858(3)          0



---------------


(1) Represents shares of Common Stock which may be acquired pursuant to the exercise of Additional Warrants. See "Prospectus Summary--Recent Developments."

(2) Both SIL and Care Corporation Limited ("Care") are British Virgin Islands companies, and the executive director of both SIL and Care is Mark D. Johnston. SIL is controlled by The Software Trust, a Jersey, Channel Islands Discretionary Settlement, which owns all of the issued capital of SIL as its sole asset. The Care Trust, a Jersey, Channel Islands Discretionary Settlement, owns a majority interest in the issued capital of Care as its sole asset. The beneficiaries of both The Software Trust and The Care Trust are the family interests of Mark D. Johnston. Mr. Johnston was elected a director of the Company in 1996 and named Chief Financial Officer in 1997 on an interim basis until September 30, 1997 or until a permanent replacement was appointed, whichever was earlier. In January 1998, a permanent replacement for Mr. Johnston as Chief Financial Officer was appointed. Mr. Johnston was elected to the Board of Directors of the Company pursuant to the terms of a Stock Purchase Agreement dated as of March 31, 1996 among the Company, SIL and Care. The Company is required to comply with the Stock Purchase Agreement for as long as SIL and Care collectively hold an aggregate of 20% or more of the issued and outstanding shares of the Company's Common Stock. Under the Stock Purchase Agreement, Mr. Johnston was elected as a director of the Company in the Class of 1996 as the designee of SIL and Care. The Company further agreed that a designee, which may be Mr. Johnston or a successor designated by SIL and Care, shall be included as one of management's nominees at each meeting of stockholders, beginning with the 1996 Annual Meeting, and that if the designee is not elected at the 1996 Annual Meeting or any subsequent annual meeting called for the purpose of reelecting or electing such class of directors, the Company shall, following such meeting, elect the designee to serve for a period equal to the remainder of the term of such class of directors and amend its By-Laws to create a vacancy, if required. Each designee has all voting and other rights provided to directors of the Company generally.

(3) Includes an aggregate of 106,152 shares of Common Stock which may be acquired pursuant to the exercise of the Additional Warrants. See "Prospectus Summary--Recent Developments."



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